Bonds.com Group, Inc.
1515 S. Federal Highway, Suite 212
Boca Raton, FL 33432
(561) 953-5343
February 4, 2010
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549

Attention:	Mr. Tom Kluck, Branch Chief Mr. Phil Rothenberg

Re:	Bonds.com Group, Inc. Schedule 14C Filed January 15, 2010 File No. 000-51076
Dear Messrs. Kluck and Rothenberg:
     We have reviewed the comment set forth in your letter dated January 27, 2010 regarding Bonds.com Group, Inc.’s (the “Company”) Information Statement on Schedule 14C (referred to in this response letter as the “Schedule 14C”). Our responses are set forth below. For ease of reference, we have included the text of your original comment in bold prior to our response.
General
1.	We note that you have adopted resolutions approving an amendment to your Certificate of Incorporation to increase the number of shares of common stock to ensure that you have sufficient shares of authorized common stock to consummate your recent financing transactions. As action is being taken with respect to a matter specified in Item 11 of Schedule 14A, please provide the information required by Item 13(a) of Schedule 14A in an amended Schedule 14C or, alternatively, please explain to us why such information is not required to be provided.
     We respectfully submit that the information called for by Item 13(a) of Schedule 14A is not required to be included in the Schedule 14C. We believe this to be the case based on the following analysis:
     (a) First, we believe paragraphs (1) — (6) of Item 13(a) do not call for any disclosure in the Schedule 14C.

Messrs. Tom Kluck and Phil Rothenberg
U.S. Securities and Exchange Commission
February 4, 2010

     Paragraph (1) provides that a smaller reporting company may provide the information required by Rules 8-04 and 8-05 of Regulation S-X in lieu of the information required by Rule 3-05 and Article 11 of Regulation S-X. The Company is a smaller reporting company and is eligible to provide the information required by Rules 8-04 and 8-05 in lieu of the other financial statements and information called for by Item 13(a)(1). Both Rules 8-04 and 8-05 require disclosure solely with respect to business combination transactions. Since the Company did not consummate a business combination transaction, we respectfully submit that Rules 8-04 and 8-05 do not require disclosure of financial statements or information in the Schedule 14C and, therefore, paragraph (1) of Item 13(a) is not applicable.
     Paragraphs (2) and (5) call for the information required by Items 302 and 305 of Regulation S-K, respectively. Items 302 and 305 of Regulation S-K are not applicable to smaller reporting companies pursuant to paragraphs (c) and (e), respectively, of such Items.
     Paragraph (3) of Item 13(a) calls for the information required by Item 303 of Regulation S-K, management’s discussion and analysis of financial condition and results of operations. As suggested by its name, the presentation of management’s discussion and analysis of financial condition and results of operations is complementary to financial statements that accompany a filing. As noted in the staff’s interpretive guidance on management’s discussion and analysis, the principal objectives of such disclosure are to (i) provide a narrative explanation of a company’s financial statements, (ii) provide the context within which financial information should be analyzed, and (iii) provide information about the quality of, and potential variability of, the reported financial information. In this instance, where no financial statements or information are required to be presented, the inclusion of management’s discussion and analysis is not applicable.
     Paragraph (4) calls for the information required by Item 304 of Regulation S-K, changes in and disagreements with accountants on accounting and financial disclosure. The Company represents that, during its two most recent fiscal years and any subsequent interim period, no independent accountant who was previously engaged as the principal accountant to audit the company’s financial statements, and no independent accountant who was previously engaged to audit a significant subsidiary and on whom the principal accountant expressed reliance in its report, has resigned or was dismissed. Accordingly, paragraph (4) of Item 13(a) does not apply.
     Paragraph (6) relates solely to meetings of stockholders and is not applicable.
     (b) Second, we believe that Instruction 1 to Item 13 permits us to omit any information called for pursuant to Item 13(a)(1) because such information would not be material. The Company’s stockholders acted by written consent to increase the number of shares of common stock the Company is authorized to issue so that it could complete a series of related financing transactions in which the Company issued both common stock and preferred stock for cash in amounts constituting fair market value and which did not involve any exchange, merger, consolidation, acquisition or similar transaction. Instruction 1 provides that in the usual case the Item 13(a)(1) information will not be deemed material in connection with such transactions.

Messrs. Tom Kluck and Phil Rothenberg
U.S. Securities and Exchange Commission
February 4, 2010

     We believe Instruction 1 specifically applies in this instance because existing common stockholders of the company suffered no financial dilution in connection with the financing transaction since (a) all shares of common stock and preferred stock were sold for cash in an amount equal to their fair market value, and (b) the preferred stock sold in the transaction is pari passu with the common stock with respect to dividends and distributions (except for a de minimis preference position on liquidation equal to $0.01 per share for an aggregate preference for all authorized shares of preferred stock of $2,000).
     Additionally, the Company (a) formerly was a shell company and did not commence active operations under its current business until the first quarter of fiscal 2008, (b) is an early stage company that has undergone significant growth in the last twenty-four months both in operational scope and revenue, (c) formerly was characterized as a development stage company under GAAP and presented its fiscal year 2007 and 2008 financial statements as such, and (d) has consummated a number of debt financing transactions in the last twenty four months. For these reasons, the Company’s operational scope, financial condition and results of operations immediately prior to the consummation of the financing transaction discussed in the Schedule 14C was substantially different from its operational scope, financial condition and results of operations reflected in most of the prior period financial statements and information. As a result, the prior period financial statements and information are not an informative baseline against which to measure the impact of the financing transaction on the Company’s financial condition and therefore would not materially aid a stockholder’s understanding of the financing transactions or their impact on the Company. Additionally, for the same reasons, a pro forma presentation of historical financial information would not provide stockholders with quality information or inferences regarding the continuing impact of the financing transactions or assist stockholders in analyzing the Company’s future prospects and therefore are not material.
     For the foregoing reasons, we respectfully submit that the information required by Item 13(a) of Schedule 14A is not required to be provided in the Schedule 14C.
     In connection with our above response, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     Please address any questions you may have to me at (561) 953-5343 or via facsimile at (561) 526-2515.

Respectfully,
/s/ John J. Barry, IV
Chief Executive Officer